UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 3Q09 PASSENGER TRAFFIC DOWN 13.86% YOY

México D.F., October 22, 2009 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-and nine-month periods ended September 30, 2009.

3Q09 Highlights1:

•	EBITDA[2] declined by 1.02% to Ps.434.76 million
•	Total passenger traffic was down 13.86%
•	Total revenues declined by 2.67%, due to declines of 3.09% in aeronautical revenues and 1.85% in non-aeronautical revenues
•	Commercial revenues per passenger increased by 14.88% to Ps.55.88 per passenger
•	Operating profit declined by 3.36%
•	EBITDA margin was 60.83% compared with 59.82% in 3Q08

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-and nine-month periods ended September 30, 2009, and the equivalent three- and nine-month periods ended September 30, 2008. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4928.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP and may be calculated differently by different companies.

ASUR 3Q09, Page 1 of 15

Passenger Traffic

For the third quarter of 2009, total passenger traffic declined year-over-year by 13.86%. International passenger traffic declined 19.01% while domestic passenger traffic declined by 8.36%.

On April 28, 2009 the World Health Organization announced  the outbreak of  the H1N1 Influenza in Mexico. As a result, total year-over-year passenger traffic declined 2.1% in April, 50.7% in May, 28.4% in June, 16.7% in July, 12.8% in August and 10.7% in September.

The 19.01% decline in international passenger traffic resulted mainly from a decline of 20.23% in international traffic at the Cancún airport. The 8.36% decline in domestic passenger traffic resulted mainly from declines of 13.94%, 11.33%, 18.12%, 32.50% and 38.06% at the Mérida, Veracruz, Villahermosa, Cozumel and Tapachula airports, respectively.

For 9M09, total passenger traffic declined by 14.33% compared to 9M08, with domestic passenger traffic down 14.59% and international passenger traffic down 14.13%.

Table I: Domestic Passengers (in thousands)

Airport	3Q08	3Q09	% Change	9M08	9M09	% Change
Cancún	965.2	955.8	(0.97)	2,641.0	2,347.4	(11.12)
Cozumel	24.0	16.2	(32.50)	71.8	42.2	(41.23)
Huatulco	86.4	84.6	(2.08)	216.7	245.1	13.11
Mérida	279.0	240.1	(13.94)	896.4	691.6	(22.85)
Minatitlán	37.9	38.3	1.06	116.5	105.1	(9.79)
Oaxaca	135.6	110.7	(18.36)	390.1	345.6	(11.41)
Tapachula	57.8	35.8	(38.06)	177.7	140.8	(20.77)
Veracruz	225.1	199.6	(11.33)	682.6	581.0	(14.88)
Villahermosa	221.3	181.2	(18.12)	701.1	535.1	(23.68)
TOTAL	2,032.3	1,862.3	(8.36)	5,893.9	5,033.9	(14.59)
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q08	3Q09	% Change	9M08	9M09	% Change
Cancún	1,991.4	1,588.5	(20.23)	7,282.1	6,249.5	(14.18)
Cozumel	90.6	83.9	(7.40)	371.9	310.6	(16.48)
Huatulco	3.8	3.5	(7.89)	61.7	53.3	(13.61)
Mérida	30.8	24.9	(19.16)	92.0	68.9	(25.11)
Minatitlán	1.2	1.1	(8.33)	3.4	2.7	(20.59)
Oaxaca	13.0	17.9	37.69	36.4	48.6	33.52
Tapachula	0.9	1.0	11.11	3.2	3.0	(6.25)
Veracruz	20.4	19.3	(5.39)	54.6	49.2	(9.89)
Villahermosa	14.9	15.0	0.67	40.0	36.8	(8.00)
TOTAL	2,167.0	1,755.1	(19.01)	7,945.3	6,822.6	(14.13)
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 3Q09, Page 2 of 15

Table III: Total Passengers (in thousands)
Airport	3Q08	3Q09	% Change	9M08	9M09	% Change
Cancún	2,956.6	2,544.3	(13.95)	9,923.1	8,596.9	(13.36)
Cozumel	114.6	100.1	(12.65)	443.7	352.8	(20.49)
Huatulco	90.2	88.1	(2.33)	278.4	298.4	7.18
Mérida	309.8	265.0	(14.46)	988.4	760.5	(23.06)
Minatitlán	39.1	39.4	0.77	119.9	107.8	(10.09)
Oaxaca	148.6	128.6	(13.46)	426.5	394.2	(7.57)
Tapachula	58.7	36.8	(37.31)	180.9	143.8	(20.51)
Veracruz	245.5	218.9	(10.84)	737.2	630.2	(14.51)
Villahermosa	236.2	196.2	(16.93)	741.1	571.9	(22.83)
TOTAL	4,199.3	3,617.4	(13.86)	13,839.2	11,856.5	(14.33)

   Note:            Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q09

Total revenues for 3Q09 declined year-over-year by 2.67% to Ps.714.7 million. This was mainly due to declines of:

•	3.09% in revenues from aeronautical services principally as a result of the 13.86% decline in passenger traffic; and
•	1.85% in revenues from non-aeronautical services, principally as a result of the 0.20% decrease in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues fell by 0.20% year-over-year during the quarter, principally reflecting the decline in passenger traffic. There were declines in revenues in the following activities:

•	0.75% in duty-free stores;
•	2.54% in banking and currency exchange services;
•	26.62% in advertising;
•	11.37% in food and beverage; and
•	10.94% in parking lot fees.

ASUR 3Q09, Page 3 of 15

These declines were partially offset by revenue increases of:

•	54.82% in car rentals;
•	7.00% in ground transportation;
•	2.45% in retail operations;
•	7.86% in other revenues; and
•	14.43% in teleservices.

New Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Mas Business	Gift shop	April 2009
Mérida
Rent A Matic Itza	Car rental company	April 2009
Tapachula
Hertz	Car rental company	June 2009
Veracruz
Avis	Car rental company	June 2009

Total operating costs and expenses for 3Q09 decreased 2.23% year over year, primarily as a result of declines of:

•	9.42% in cost of services, mainly reflecting declines in energy and cleaning services; and
•	2.18% in concession fees paid to the Mexican government, mainly due to lower revenues (a factor in the calculation of the fee); and
•	1.02% in the technical assistance fee paid to ITA, reflecting the decline in EBITDA for the quarter (a factor in the calculation of the fee).

These declines were partially offset by the following increases:

•	3.42% in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets; and
•	23.52% in administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas to corporate.

ASUR 3Q09, Page 4 of 15

Operating margin for the quarter declined to 38.95% from 39.22% in 3Q08. This was mainly the result of declines of 2.67% in revenues, which more than offset a decrease of 2.23% in costs during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

During 3Q09, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.39.1 million.

During the quarter, ASUR recognized asset taxes for a total of Ps.13.4 million under the line item Provision for Asset Tax. We do not expect to recover these asset taxes.

Net income for 3Q09 declined 27.01% to Ps.170.74 million from Ps.233.91 million in 2Q08. Earnings per common share for the quarter were Ps.0.5691, or earnings per ADS (EPADS) of US$0.4218 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.7797, or EPADS of US$0.5779, for the same period last year.

Table IV: Summary of Consolidated Results for 3Q09
	3Q08	3Q09	% Change
Total Revenues	734,306	714,672	(2.67)
Aeronautical Services	487,469	472,397	(3.09)
Non-Aeronautical Services	246,837	242,275	(1.85)
Commercial Revenues	207,845	207,437	(0.20)
Operating Profit	288,018	278,346	(3.36)
Operating Margin %	39.22%	38.95%	(0.68%)
EBITDA	439,256	434,761	(1.02)
EBITDA Margin %	59.82%	60.83%	(1.70%)
Net Income	233,910	170,742	(27.01)
Earnings per Share	0.7797	0.5691	(27.01)
Earnings per ADS in US$	0.5779	0.4218	(27.01)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4928

     Table V: Commercial Revenues per Passenger for 3Q09

	3Q08	3Q09	% Change
Total Passengers (‘000)	4,273	3,712	(13.13)
Total Commercial Revenues	207,845	207,437	(0.20)
Commercial revenues from direct operations (1)	30,960	39,516	27.64
Commercial revenues excluding direct operations	176,885	167,921	(5.07)

ASUR 3Q09, Page 5 of 15

Total Commercial Revenue per Passenger	48.64	55.88	14.88
Commercial revenue from direct operations per passenger (1)	7.25	10.65	46.90
Commercial revenue per passenger (excluding direct operations)	41.39	45.23	9.28
Note:	For purposes of this table, approximately 73,900 and 94,400 transit and general aviation passengers are included for 3Q08 and 3Q09, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 3Q09
	3Q08	3Q09	% Change
Cost of Services	211,689	191,758	(9.42)
Administrative	24,665	30,467	23.52
Technical Assistance	23,118	22,882	(1.02)
Concession Fees	35,578	34,804	(2.18)
Depreciation and Amortization	151,238	156,415	3.42
TOTAL	446,288	436,326	(2.23)
Note: Figures in nominal pesos.

Consolidated Results for 9M09

Total revenues for 9M09 declined year-over-year by 1.45% to Ps.2,377.7 million. This was mainly due to a 3.64% decline in revenues from aeronautical services as a result of the 14.33% decline in passenger traffic during the period, partially offset by the increase in rates that was approved in 1Q09. This decline in revenues from aeronautical services was partially offset by a 2.99% increase in revenues from non-aeronautical services, principally as a result of the 5.25% rise in commercial revenues detailed below.

Commercial revenues for 9M09 rose by 5.25% year-over-year, principally as a result of revenue increases in the following areas:

•	7.79% in duty-free stores;
•	7.25% in retail operations;
•	6.29% in banking and currency exchange services;
•	14.16% in teleservices;
•	39.67% in car rentals; and
•	7.89% in other income.

ASUR 3Q09, Page 6 of 15

 These increases were partially offset by revenue declines in the following areas:

•	9.51% in parking lot fees;
•	1.94% in ground transportation services;
•	3.86% in food and beverage; and
•	9.10% in advertising.

Total operating costs and expenses for 9M09 rose 1.52%, mainly due to the following increases:

•

0.62% in cost of services, mainly reflecting costs incurred in connection with the master development plans, higher professional fees and a deferred provision that was reversed in 3Q08 as a result of the personnel reorganization. These increases more than offset declines in energy and maintenance costs as well as lower labor costs resulting from the reassignment of employees from certain operating areas to corporate.

•	4.94% in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;
•	2.23% in administrative expenses, resulting from the lease of equipment and higher security costs.

These increases were partially offset by the following declines:

•	2.10% in technical assistance costs, reflecting the corresponding decrease in EBITDA during the period; and
•	5.04% in concession fees, mainly due to lower revenues.

Operating margin decreased to 44.12% for 9M09, down from 45.76% for 9M08. This was mainly the result of the 1.45% decline in revenues and the 1.52% increase in costs and expenses during the period.

Net income for 9M09 declined by 24.16% to Ps.637.90 million. Earnings per common share for the period were Ps.2.1264, or earnings per ADS (EPADS) of US$1.5759 (one ADS represents ten series B common shares). This compares with Ps.2.8038, or EPADS of US$2.0780, for the same period last year.

ASUR 3Q09, Page 7 of 15

Table VII: Summary of Consolidated Results for 9M09

(in thousands)

	9M08	9M09	% Change
Total Revenues	2,412,714	2,377,737	(1.45)
Aeronautical Services	1,614,814	1,555,958	(3.64)
Non-Aeronautical Services	797,900	821,779	2.99
Commercial Revenues	674,681	710,128	5.25
Operating Profit	1,103,981	1,049,063	(4.97)
Operating Margin %	45.76%	44.12%	(3.58%)
EBITDA	1,554,083	1,521,418	(2.10)
EBITDA Margin %	64.41%	63.99%	(0.66%)
Net Income	841,144	637,907	(24.16)
Earnings per Share	2.8038	2.1264	(24.16)
Earnings per ADS in US$	2.0780	1.5759	(24.16)
Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4928.

Table VIII: Commercial Revenues per Passenger for 9M09

(in thousands)

	9M08	9M09	% Change
Total Passengers *(‘000)	14,093	12,080	(14.28)
Total Commercial Revenues	674,681	710,128	5.25
Commercial revenues from direct operations (1)	112,426	130,751	16.30
Commercial revenues excluding direct operations	562,255	579,377	3.05

	9M08	9M09	% Change
Total Commercial Revenue per Passenger	47.87	58.79	22.81
Commercial revenue from direct operations per passenger (1)	7.98	10.82	35.59
Commercial revenue per passenger (excluding direct operations)	39.89	47.97	20.26

*	For purposes of this table, approximately 253,600 and 223,400 transit and general aviation passengers are included for 9M08 and 9M09, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.

ASUR 3Q09, Page 8 of 15

Table IX:  Operating Costs and Expenses for 9M09

(in thousands)

	9M08	9M09	% Change
Cost of Services	574,719	578,302	0.62
Administrative	82,662	84,506	2.23
Technical Assistance	81,793	80,075	(2.10)
Concession Fees	119,457	113,436	(5.04)
Depreciation and Amortization	450,102	472,355	4.94
TOTAL	1,308,733	1,328,674	1.52

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M09 were Ps.1,752.22 million, resulting in an annual average tariff per workload unit of Ps.143.74. ASUR’s regulated revenues accounted for approximately 73.69% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2009, Airport Facility Usage Rights and Airport Concessions represented 81.29% of the Company’s total assets, with current assets representing 13.28% and other assets representing 5.43%.

Cash and marketable securities on September 30, 2009 were Ps.1,239.34 million, a 30.25% decline from Ps.1,776.78 million on September 30, 2008. In 2Q09 ASUR paid a Ps.1,884 million cash dividend.

On the same date, shareholder’s equity was Ps.13,708.90 million and total liabilities were Ps.2,803.51 million, representing 83.02% and 16.98% of total assets, respectively. Total deferred liabilities represented 71.87% of the Company’s total liabilities.

Total bank debt at September 30, 2009 reflects borrowings of Ps.604.14 million under a Ps.750 million three-year credit agreement which it entered into in May 2009 with a group of banks. At the end of the quarter, ASUR had Ps.150 million available for additional borrowings expected to fund capital expenditures related to the Company’s master development plans.

ASUR 3Q09, Page 9 of 15

Capital Expenditures

During the third quarter, ASUR made investments of Ps.98.03 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 9M09, ASUR made capital investments of Ps.195.08 million.

Recent Events

Cancún Airport Doubles Operating Capacity with Second Runway

On October 20, 2009 the Company inaugurated the second runway of Cancún Airport, which doubles the airport’s capacity to approximately 28 million passengers per annum.  The increased capacity level is expected to meet forecasted demand for the next several decades.

The second runway, parallel to the existing one, allows for simultaneous takeoffs and landings, thereby increasing operating capacity to more than 80 takeoffs or landings per hour.  Cancún Airport is the first airport in Mexico with two runways that can be used at the same time.

The project, which represented a total investment of approximately US$67 million, also included a new control tower, the tallest in Latin America, and one of the top 20 tallest worldwide.

With this project, ASUR expects to contribute to economic development in the region and to maintain Cancún’s position at the forefront of airport services in Mexico and Latin America.

3Q09 Earnings Conference Call

Day:	October 23, 2009

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in Lumber:	888.679.8037 (US & Canada) and 617.213.4849 (International & Mexico)

Access Code:	87015339

Pre-registration:

If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PP6GHNHA8 Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the

ASUR 3Q09, Page 10 of 15

conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Friday, October 23, 2009 at 1:00 PM US ET, ending at midnight US ET on Tuesday, October 30, 2009. Dial-in number: 888.286.8010 (US & Canada); 617.801.6888 (International & Mexico). Access Code: 31622049.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q09, Page 11 of 15

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	3Q 2008	3Q 2009	Variation %	Cumulative 2008	Cumulative 2009	Variation %
Cancún						
Aeronautical Revenues	351,964	333,514	(5.24)	1,192,769	1,151,481	(3.46)
Non-Aeronautical Revenues	202,478	197,333	(2.54)	666,198	691,407	3.78
Operating Profit	(146,092)	205,733	(240.82)	533,345	745,660	39.81
EBITDA	(47,755)	307,869	(744.68)	825,540	1,052,425	27.48
Cozumel						
Aeronautical Revenues	14,729	17,533	19.04	56,384	56,916	0.94
Non-Aeronautical Revenues	5,660	5,999	5.99	18,389	19,408	5.54
Operating Profit	(6,791)	28	(100.41)	2,144	1,692	(21.08)
EBITDA	1,480	7,910	434.46	26,781	26,784	0.01
Merida						
Aeronautical Revenues	31,515	34,624	9.87	97,590	94,641	(3.02)
Non-Aeronautical Revenues	12,673	12,620	(0.42)	39,402	36,171	(8.20)
Operating Profit	401	10,258	2,458.10	16,169	6,515	(59.71)
EBITDA	12,171	21,634	77.75	51,394	41,118	(19.99)
Villahermosa						
Aeronautical Revenues	26,545	22,201	(16.36)	81,425	65,564	(19.48)
Non-Aeronautical Revenues	8,688	8,739	0.59	24,559	23,834	(2.95)
Operating Profit	5,733	5,227	(8.83)	26,620	610	(97.71)
EBITDA	13,880	13,701	(1.29)	50,834	25,891	(49.07)
Others						
Aeronautical Revenues	62,716	64,525	2.88	186,646	187,356	0.38
Non-Aeronautical Revenues	17,338	17,584	1.42	49,352	50,959	3.26
Operating Profit	434,767	57,100	(86.87)	525,703	294,586	(43.96)
EBITDA	459,480	83,647	(81.80)	599,534	375,200	(37.42)
Group						
Aeronautical Revenues	487,469	472,397	(3.09)	1,614,814	1,555,958	(3.64)
Non-Aeronautical Revenues	246,837	242,275	(1.85)	797,900	821,779	2.99
Operating Profit	288,018	278,346	(3.36)	1,103,981	1,049,063	(4.97)
EBITDA	439,256	434,761	(1.02)	1,554,083	1,521,418	(2.10)

ASUR 3Q09, Page 12 of 15

ASUR 3Q09, Page 13 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to September 30, 2009 and 2008

Thousands of Mexican pesos

Item	Cumulative 2008	Cumulative 2009	Variation %	Quarter 2008	Quarter 2009	Variation %
Revenues						
Aeronautical Services	1,614,814	1,555,958	(3.64)	487,469	472,397	(3.09)
Non-Aeronautical Services	797,900	821,779	2.99	246,837	242,275	(1.85)
Total Revenues	**2,412,714**	**2,377,737**	**(1.45)**	**734,306**	**714,672**	**(2.67)**
Operating Expenses						
Cost of Services	574,719	578,302	0.62	211,689	191,758	(9.42)
General and Administrative Expenses	82,662	84,506	2.23	24,665	30,467	23.52
Technical Assistance	81,793	80,075	(2.10)	23,118	22,882	(1.02)
Concession Fee	119,457	113,436	(5.04)	35,578	34,804	(2.18)
Depreciation and Amortization	450,102	472,355	4.94	151,238	156,415	3.42
Total Operating Expenses	**1,308,733**	**1,328,674**	**1.52**	**446,288**	**436,326**	**(2.23)**
Operating Income	**1,103,981**	**1,049,063**	**(4.97)**	**288,018**	**278,346**	**(3.36)**
Comprehensive Financing Cost	110,098	25,678	(76.68)	48,624	4,296	(91.16)
Non-Ordinary Item						
Non-Ordinary Item	9,770	14,752	50.99	342	2,307	574.56
Income Before Income Taxes	**1,204,309**	**1,059,989**	**(11.98)**	**336,300**	**280,335**	**(16.64)**
Provision for IETU	102,876	123,731	20.27	37,559	39,141	4.21
Provision for Income Tax	153,291	73,832	(51.84)	127,132	2,560	(97.99)
Provision for Asset Tax	(562)	31,832	(5,764.06)	13	13,416	103,100.00
Deferred Income Taxes	101,289	189,587	87.17	(62,304)	51,376	(182.46)
Deferred IETU	6,271	3,100	(50.57)	(10)	3,100	(31,100.00)
Net Income for the Year	**841,144**	**637,907**	**(24.16)**	**233,910**	**170,742**	**(27.01)**
Earning per Share	**2.8038**	**2.1264**	**(24.16)**	**0.7797**	**0.5691**	**(27.01)**
Earning per American Depositary Share (in U.S. Dollars)	**2.0780**	**1.5759**	**(24.16)**	**0.5779**	**0.4218**	**(27.01)**

Exchange Rate per Dollar = Ps.13.4928

ASUR 3Q09, Page 14 of 15

ASUR 3Q09, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 22, 2009